Exhibit 12.1

Ratio of Earnings To Combined Fixed Charges And Preferred Stock Dividends and Ratio of Earnings To Fixed Charges (Unaudited)

The following table sets forth the calculation of our ratio of earnings to combined fixed charges and preferred stock dividends for the years shown (dollars in thousands):

	For the Years Ended December 31,
	2012	2011	2010	2009	2008

Net income before income taxes and noncontrolling interest	1,771,812	402,372	1,299,769	1,996,104	372,157

Add: Fixed charges (Interest expense)	1,560,941	1,362,721	1,163,332	1,295,762	1,888,912

Earnings as adjusted	3,332,753	1,765,093	2,463,101	3,291,866	2,261,069

Fixed charges (interest expense) + preferred stock dividend	1,600,471	1,379,575	1,181,365	1,314,263	1,910,089

Ratio of earnings to combined fixed charges and preferred stock dividends	2.08	1.28	2.08	2.50	1.18

Ratio of earnings to fixed charges	2.14	1.30	2.12	2.54	1.20